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[redacted]

03007101

File No. 82-5227

February 17, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

• Notice of Business Integration (February 13, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 3/6

(Translation)

File No. 82-5227
February 13, 2003

03 MAR -4 AM 7:21

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Kiyofumi Sakino, Managing Director

Name of Company:	SEGA CORPORATION
Name of Representative:	Hideki Sato, President and Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Shoichi Yamazaki, Executive Officer and General Manager of Management Planning Division

Notice of Business Integration

Sammy Corporation (President: Hajime Satomi, Head office: Tokyo) and SEGA CORPORATION (President: Hideki Sato, Head office: Tokyo), at their respective Boards of Directors held on February 13, 2003, determined to integrate their businesses as of October 1, 2003 and singed a memorandum based on the determination as described in the attachment herewith.

For inquiry:

Sammy Corporation: Public Relations Department (Deguchi, Sasaki), Investor Relations Group (Maruko, Hasegawa) TEL: 03-5950-3790

SEGA CORPORATION: Public Relations Department (Soga), Securities IR Office (Yamazaki) TEL: 03-5736-7111

February 13, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Kiyofumi Sakino, Managing Director

Name of Company:	SEGA CORPORATION
Name of Representative:	Hideki Sato, President and Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Shoichi Yamazaki, Executive Officer and General Manager of Management Planning Division

Notice of Business Integration

Sammy Corporation (President: Hajime Satomi, Head office: Tokyo) and SEGA CORPORATION (President: Hideki Sato, Head office: Tokyo), at their respective Boards of Directors held on February 13, 2003, determined to integrate their businesses as of October 1, 2003 and singed a memorandum as described below:

Description

1. Purpose of business integration:

Sammy Corporation ("Sammy") was established in 1975 as a company to develop, manufacture and market amusement equipment for industrial use, "arrange-ball" game machines and other game machines. Since then, Sammy has made inroads into the pachislot and pachinko market and scored a great success.

With its corporate philosophy, "Enterprising Spirits," Sammy has always done its best to meet new challenges, pursuing product and business development with originality and foresight, in the field of entertainment.

Currently, by efficiently reinvesting management resources gained from the pachislot and pachinko business, Sammy has promoted a NEWS(New Entertainment World of Sammy)

business by which Sammy will offer unique and new entertainments to the world, as its strategic business to ensure its continuous growth on a middle- and long-range basis. The NEWS business consists of four business categories: amusement, new technology, content, and merchandising, through which Sammy works on the planning, development and marketing of amusement equipment for industrial use, home game software and original character merchandise.

Through the four business categories of the NEWS, Sammy aggressively introduces products and services, which are based on the integrated technologies of the Sammy Group, not only within Japan, but also to the global market, by using its overseas network. In so doing, Sammy intends to establish its presence as a leading comprehensive entertainment company in the world.

SEGA CORPORATION ("SEGA"), since founded in 1951 and incorporated in 1960, has been engaged globally in the comprehensive entertainment business as a global leading company, focusing on its three pillars of consumer business, amusement equipment marketing business and amusement facility operation business, with its corporate philosophy, "Creation is as essential as life".

In its consumer business, SEGA has long been promoting business as a platform holder leading the home game industry in and outside of Japan and now, with its multi-platform strategy, engaged in the business as a leading software publisher in and outside of Japan. In its amusement equipment marketing business, SEGA, as the world's largest amusement equipment vendor, has been marketing amusement equipment to a lot of amusement centers in and outside of Japan, whereby contributing to the development of amusement game culture in the world. In its amusement facility operation business, SEGA has been operating the largest number of amusement facilities throughout Japan and also taken initiatives in the industry to make its amusement facilities more wholesome, whereby contributing to today's amusement facility operation industry. Thus, through the development and provision of innovative products, technologies and digital interactive entertainments, SEGA has strived to become the "World's Top Content Provider" as a leading company in the entertainment industry.

Now, with the aim of establishing an infallible status as a global comprehensive entertainment company and maximizing the business worth by integrating their management resources and optimizing their synergies, Sammy and SEGA have fundamentally agreed to integrate their businesses and signed a memorandum to that effect.

Sammy and SEGA believe that through the optimization of the synergies of their contents in the amusement and consumer business categories, their technological development capabilities, Sammy's potential for high growth and SEGA's global brand power will fuse together and consequently, that there is good likelihood that the integrated company will be able to establish its presence in the world as a unique comprehensive entertainment company that covers the business arenas ranging from the amusement business to the gaming business to home game business and targeting a wide variety of consumers of various ages all over the world.

2. Summary of business integration:

(1) Scheduling of business integration:

Meeting of the Board of Directors for approval February 13, 2003

of the memorandum on the business integration:

Execution of the business integration agreement:	Late May 2003 (expected)
General Meeting of Shareholders for approval of the business integration:	Late June 2003 (expected)
Date of the business integration:	October 1, 2003 (expected)

(2) Method of business integration:

A business integration committee consisting of delegates from both Sammy and SEGA will be formed without delay to inquire into the most adequate method to materialize the business integration, which may include (but is not limited to) a consolidation, merger, share transfer and share exchange. The committee will also discuss the procedures for the business integration and relevant matters, including those concerning officers and employees.

(3) Representative of the company after business integration:

President and Representative Director of Sammy Corporation Hajime Satomi will assume the office of president and representative director of the company after the business integration.

3. Parties to business integration in outline:

(1)	Trade name	Sammy Corporation	SEGA CORPORATION
(2)	Contents of business	Development, manufacture and marketing of pachislot machines, pachinko machines and their peripherals, amusement equipment for industrial use and home video game software	Development, manufacture and marketing of amusement equipment, operation of amusement facilities, and development, manufacture and marketing of consumer equipment
(3)	Establishment	November 1, 1975	June 3, 1960
(4)	Location of head office	23-2, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo	2-12, Haneda 1-chome, Ohta-ku, Tokyo
(5)	Representative	Hajime Satomi, President and Representative Director	Hideki Sato, President and Representative Director
(6)	Capital	¥8,007 million	¥127,582 million
(7)	Total number of issued shares	53,503,800 shares	174,945,027 shares
(8)	Stockholders' equity	¥64,111 million	¥86,304 million
(9)	Total assets	¥120,200 million	¥184,752 million
(10)	Date of settlement of accounts	March 31 of each year	March 31 of each year
(11)	Number of employees	877	877
(12)	Main customers	[Purchase from] PULSMO, Inc. KAGA ELECTRONICS CO., LTD [Sales to] Pachinko halls nationwide, SANYO HANBAI CO., LTD. and Sony Computer Entertainment Inc.	[Purchase from] Hitachi Software Engineering Co, Ltd. [Sales to] NAMCO LIMITED, Taito Corporation and Happinet Corporation
(13)	Large shareholders	Hajime Satomi 24.3%	CSK CORPORATION 22.4%

	and shareholding ratios	S S PLANNING CORPORATION 18.9% FSC Co., Ltd. 8.0%	
(14)	Main financing banks	UFJ Bank Limited, Sumitomo Mitsui Banking Corporation and Mizuho Bank, Ltd.	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Sumitomo Trust and Banking Co., Ltd, UFJ Bank Limited and The Asahi Bank, Ltd.
(15)	Relationship between the parties	Capital: Holds 100,000 shares of SEGA CORPORATION as investment securities (0.05%).	Capital: —
		Personnel: —	Personnel: —
		Transaction: —	Transaction —

Note: As of September 30, 2002.

(16) Performances for the latest three years (on a consolidated basis)

	Sammy Corporation			SEGA CORPORATION		
Business year	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002
Net sales (¥ million)	47,804	78,275	164,293	339,055	242,913	206,334
Operating income (¥ million)	6,128	19,798	54,022	-40,354	-52,018	14,201
Ordinary income (¥ million)	6,025	19,759	53,768	-44,271	-52,736	12,471
Net income (¥ million)	2,497	10,748	23,906	-42,880	-51,729	-17,829
Net income per share (¥)	212.11	423.98	452.44	-390.57	-341.58	-119.15
Dividend per share (¥)	40.00	60.00	50.00	—	—	—
Stockholders' equity per share (¥)	1,468.79	1,137.50	1,074.13	659.03	644.32	548.40

Note: The dividend per share is stated on a non-consolidated basis.

4. Other matters relating to business integration:

All matters relating to the business integration will be discussed and determined later by the business integration committee. The particulars thereof will be stipulated in a final agreement on the business integration expected to be signed in late May 2003.

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